UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Notice of Regained Compliance with the Periodic Filing Rule

As previously disclosed, on March 28, 2024, Jin Medical International Ltd. (the “Company”) received a hearing decision letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) stating that the Nasdaq Hearings Panel (the “Panel”) has granted the Company’s request for continued listing on The Nasdaq Stock Market, subject to the condition that the Company files its annual report on Form 20-F for fiscal year 2023 (the “Annual Report”) with the Securities and Exchange Commission (the “SEC”) on or before May 20, 2024. On April 26, 2024, the Company filed its Annual Report with the SEC. On May 9, 2024, the Company received a letter from Nasdaq informing the Company that it has regained compliance with the filing requirement in Listing Rule 5250(c) regarding the filing of the Annual Report, as required by the Panel’s decision dated March 28, 2024. The Company was also notified that the Panel has determined to monitor the Company’s compliance with the filing requirement in Listing Rule 5250(c) (the “Filing Rule”) through May 9, 2025, in accordance with Nasdaq Listing Rule 5815(d)(4)(B) (the “Panel Monitor”). During the period of the Panel Monitor, in the event the Company becomes non-compliant with the Filing Rule, and notwithstanding Nasdaq Listing Rule 5810(c)(2), the Company will not be permitted to provide a compliance plan for the Staff’s review and the Staff will not be permitted to grant additional time to the Company to regain compliance with the Filing Rule. Instead, the Staff will be obligated to issue a delist determination, at which time the Company may request a new hearing before a hearing panel.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: May 14, 2024	By:	/s/ Erqi Wang
		Name:	Erqi Wang
		Title:	Chief Executive Officer

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